EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended September 27, 2009	Nine months ended September 27, 2009
	(In thousands, except ratio)
Computation of earnings:
Income (loss) before provision for income taxes	$237,415	$126,545
Fixed charges excluding capitalized interest	19,833	60,578
Distributed earnings from 50%-or-less-owned affiliate	(313)	(243)
Adjusted earnings	$256,935	$186,880
Computation of fixed charges:
Interest expense	$17,388	$51,325
Interest relating to lease guarantee of 50%-or-less-owned affiliate	1,821	7,335
Interest portion of operating lease expense	624	1,918
Fixed charges	$19,833	$60,578
Ratio of earnings to fixed charges (1)	13.0x	3.1x

(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.